

September 22, 2010

Gregg Buckbinder
Chief Financial Officer and Chief Operating Officer
Millburn Ridgefield Corporation
411 West Putnam Avenue
Greenwich, Connecticut 06830

> **Re:** **Millburn Multi-Markets Fund L.P.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 27, 2010**
> **File No. 000-54028**

Dear Mr. Buckbinder:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment four in our letter dated July 29, 2010. We have referred your response to the Division of Investment Management for further review.

Item 1: Business

General Development of the Business, page 3

2. We note your revised disclosure in response to comment five in our letter dated July 29, 2010; however, we continue to believe that expanded disclosure regarding the other investors in the Master Fund, including whether such investors are affiliates, is important to an investor's understanding of your overall business. Please revise as previously requested or, alternatively, provide a detailed analysis as to why you believe such information is not "material to an understanding of your financial position."

Narrative Description of Business

(ii) Partnership Funds, page 7

3.   We note your revised disclosure in response to comment 13 in our letter dated July 29, 2010. Please provide us with independent, third-party support for these assertions, or, if you do not have third-party support, please revise to clarify that these statements constitute your belief.

4.   We note your response to comment 14 in our letter dated July 29, 2010. Please explain what you mean by the "execution of signals generated by the General Partner's models."

(iii) Charges, page 11

5.   Refer to your tabular disclosure on page 17. We note that there may be other extraordinary charges to the partnership. Please revise to describe the types of third parties that may be engaged with greater specificity. Please also confirm, if true, that payment to such third parties specifically excludes payments to the Millburn Corporation or any third party administrator hired by the General Partner in discharging its administrative duties.

Expenses, page 14

6.   We reissue comment 21 in our letter dated July 29, 2010 in part. Please explain in greater detail what "operating and administrative" fees the fund incurs beyond those already contemplated by the Administrative Agreement. While we note your response that administrative fees under your Administrative Agreement are calculated based on asset holdings, it still remains unclear how the actual services provided differ.

(iv) Conflicts of Interest, page 16

7.   Please briefly describe the "objective, non-discriminatory allocation methodology" that you use to allocate filled trades across the accounts managed by the General Partner.

Item 2. Financial Information, page 22

8.   We have considered your response to comment 27 in our letter dated July 29, 2010. Please revise to disclose how often you have been subject to "variation margin" payments. Please also quantify the amounts of such margin calls.

Item 5: Directors and Executive Officers

(a) and (b) Identification of Directors and Executive Officers, page 31

9.   We note your response to comment 28 in our letter dated July 29, 2010 and continue to believe that the directors of your General Partner perform similar functions with respect to the registrant. Please revise your disclosure to provide all the disclosure required by Item 401(e) of Regulation S-K, in particular the specific attributes that led to the conclusion that such persons should serve as director.

Item 13: Financial Statements and Supplementary Data

Millburn Multi-Markets Fund L.P.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies, page 45

10.   We note your response to comment 19 in our letter dated July 29, 2010. Please amend your filing to disclose your accounting policy for organization and initial offering costs, the amount payable to your GP and the total amount incurred by your GP to date within your interim and audited yearend financial statements. Please make similar changes to the financial statements of the Fund.

Millburn Multi-Markets Trading L.P.

Notes to the Financial Statements

General

11.   We note your response to comment 37 in our letter dated July 29, 2010. We continue to believe that the total amount invested by each respective Partnership in the Master Fund, including Millburn Multi-Markets Fund L.P., is beneficial disclosure for an investor. Please include the percentage interest for each respective Partnership's investment in the Master Fund.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: James B. Biery
       Daniel F. Spies
       Sidley Austin LLP *(via facsimile)*